EXHIBIT 99.1

PRESS RELEASE

BEZEQ BOARD OF DIRECTORS APPROVES APPOINTMENT OF
STELLA HENDLER AS THE COMPANY'S NEW CEO

Tel Aviv, Israel – March 6, 2013 – Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced today that the Board of Directors appointed Stella Hendler as CEO of Bezeq. Hendler will succeed Avi Gabbay, who two months ago announced his resignation. Hendler will assume the role of CEO during April of 2013, following an orderly transition period.

Hendler has held several senior positions in Israel's communications sector, among them CEO of O12 Golden Lines and Chairperson of HOT Telecommunication Systems Ltd.

Following the appointment, Bezeq's Chairman Shaul Elovitch stated, "Stella is one of the most experienced and esteemed managers in the Israeli business community, and especially in the communications sector. I am convinced that she will guide Bezeq to continued success and achievements, while strengthening the company's status as the leading communications company in Israel. I want to thank Avi Gabbay for his professional and dedicated service to the Bezeq Group for the past 15 years, the last six of which were as CEO of Bezeq.  On behalf of the Bezeq team we wish him every success in the future."

About Bezeq The Israel Telecommunication Corp.
Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; Internet, ADSL, and other data communications; satellite-based multi-channel TV; and corporate networks. For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

Investor Relations Contact: Mr. Naftali Sternlicht Bezeq Phone: +972 2 539 5441 E-Mail: ir@bezeq.co.il	Media Relations Contact: Mr. Guy Hadass Bezeq Phone: +972 3 626 2600 E-Mail: dover@bezeq.co.il